EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2007
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$1,992	$2,661	$(4,364)	$3,468	$3,020	$4,438
Plus: Income Taxes	1,727	1,753	(2,476)	2,248	2,313	3,052
Fixed Charges	7,321	5,494	4,761	10,841	17,340	13,783
Earnings Available for Fixed Charges	11,040	9,908	(2,079)	16,557	22,673	21,273

Fixed Charges:
Interest Expense	6,996	5,225	4,454	10,438	16,934	13,487
Estimate Portion of Rental Expense Equivalent to Interest	325	269	307	403	406	296
Total Fixed Charges	7,321	5,494	4,761	10,841	17,340	13,783

Ratio of Earnings to Fixed Charges	1.5	1.8	-0.4	1.5	1.3	1.5

Calculation of Rental Expense Equivalent to Interest
Rental Expense	974	806	921	1,209	1,217	889
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	325	269	307	403	406	296